

July 23, 2014

Via E-mail
Mr. Andrew Wilson
Chief Executive Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

    Re: Electronic Arts Inc.
                Form 10-K for the Fiscal Year Ended March 31, 2014
                Filed on May 21, 2014
                File No. 000-17948

Dear Mr. Wilson:

       We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note that in your earnings releases filed on Form 8-K on May 6, 2014 and July 22, 2014 and/or in your earnings call you have provided several metrics including but not limited to monthly active users, number of mobile games downloaded and the dollar amount of full game downloads. We also note your presentation of revenue by platform and net revenue composition in your earnings releases. Tell us whether you consider any of these metrics to be key indicators of your revenue and operating performance and tell us what consideration you gave to providing quantitative disclosure of these metrics in your MD&A. See Section III.B.1. of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances and Bad Debt Reserves, page 61

2.   We note from your 4th quarter earnings call that last year all of the fiscal 2013 Battlefield 3 Premium revenue was recognized in the fourth quarter, but this year you are recording Battlefield 4 Premium subscription revenue on a ratable basis, smoothing out the revenue over the year. Please explain why all the Battlefield 3 Premium revenue was recognized in the fourth quarter of fiscal 2013. Clarify how you recognize your Battlefield 3 Premium revenue and Battlefield 4 Premium subscription revenue and tell us the estimated life over which you plan to recognize the Battlefield 4 Premium subscription revenues.

3.   We note during the three months ended June 30, 2013, you completed your annual evaluation of the estimated offering period and based on this assessment, you concluded that for physical software sales made after June 30, 2013, the estimated offering period should be increased to nine months. Please tell us how you considered disclosing the impact this change had on revenue, net income and earnings per share. See ASC 250-10-50-4. In addition, tell us whether there has been any change to the estimated offering period for MMO games.

Note 15. Stock-Based Compensation and Employee Benefit Plans, page 85

4.   Please tell us your consideration of disclosing the methods used to determine the dividend yield, risk-free interest rate, expected term and expected volatility. We refer you to ASC 718-10-50-2(f).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant